FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 19, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Wimm-Bill-Dann Foods OJSC [NYSE: WBD] informs of the placement of the interest bearing non-convertible exchange bonds with mandatory centralised custody BO-01, BO-02, BO-03 and BO-08 (hereinafter Bonds) at the rate of 7.35% per annum for 1-4 coupon periods, in aggregate amount of 14 000 000 Bonds with nominal par of 1000 RUR each, with early redemption possibility on demand of the holders and subject to consent of the Wimm-Bill-Dann Foods OJSC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Sergey Styazhkin
	Name:	Sergey Styazhkin
	Title:	Director of the Legal department
Wimm-Bill-Dann Foods OJSC
Date: October 19, 2010